UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 29)*

Under the Securities Exchange Act of 1934

BLUEFLY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

096227301

(CUSIP Number)

Stephen M. Vine, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

One Bryant Park

New York, New York 10036

(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 12 Pages
Exhibit Index: Page 11

Page 2 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

Quantum Industrial Partners LDC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		5,972,283
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,972,283
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,972,283

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

24.2%

14	Type of Reporting Person (See Instructions)

OO, IV

Page 3 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

QIH Management Investor, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,972,283
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,972,283
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,972,283

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

24.2%

14	Type of Reporting Person (See Instructions)

PN, IA

Page 4 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

QIH Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,972,283
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,972,283
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,972,283

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

24.2%

14	Type of Reporting Person (See Instructions)

OO

Page 5 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

Soros Fund Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,972,283
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,972,283
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,972,283

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

24.2%

14	Type of Reporting Person (See Instructions)

OO, IA

Page 6 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

SFM Domestic Investments LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		195,341
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 195,341
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

195,341

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

0.8%

14	Type of Reporting Person (See Instructions)

OO

Page 7 of 12 Pages

CUSIP No. 096227301

1	Names of Reporting Persons

George Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[X]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		6,167,624
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,167,624
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,167,624

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13	Percent of Class Represented By Amount in Row (11)

25.0%

14	Type of Reporting Person (See Instructions)

IA

Page 8 of 12 Pages

CUSIP No. 096227301

                        This Amendment No. 29 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). This Amendment No. 29 is being filed by the Reporting Persons to report that on March 3, 2010, the Issuer filed a Form 8-K reporting that it issued 6,037,192 Shares in a private placement transaction on February 25, 2010 to a third party (the “Issuance”). As a result of the Issuance, the beneficial ownership of certain Reporting Persons was reduced by more than one percent of the Issuer’s now outstanding Shares. The Reporting Persons did not acquire or dispose of any Shares.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Quantum Industrial Partners LDC (“QIP”);
(ii)	QIH Management Investor, L.P. (“QIHMI”);
(iii)	QIH Management LLC (“QIH Management”);
(iv)	Soros Fund Management LLC (“SFM LLC”);
(v)	SFM Domestic Investments LLC (“SFM Domestic Investments”); and
(vi)	Mr. George Soros (“Mr. Soros”).

This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 5.	Interest in Securities of the Issuer.

  According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding as of March 3, 2010, was 24,597,241.

(a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 5,972,283 Shares (approximately 24.2% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This

Page 9 of 12 Pages

CUSIP No. 096227301

number consists of (A) 5,924,515 Shares, (B) 43,768 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 4,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer’s board of directors.

(ii)       SFM Domestic Investments may be deemed the beneficial owner of 195,341 Shares (approximately 0.8% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 193,909 Shares, and (B) 1,432 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

(iii)      Mr. Soros may be deemed to be the beneficial owner of 6,167,624 Shares (approximately 25.0% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 5,972,283 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

(b) (i)  Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 5,972,283 Shares which may be deemed to be beneficially owned by QIP as described above.

(ii)       SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

(iii)      Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 6,167,624 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

(c)        There have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

(d) (i)  The shareholders of QIP, including Quantum Partners Ltd., a Cayman Islands exempted limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

(ii)       Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

(e)	Not applicable.
Item 7.	Material to be filed as exhibits.
                           The information set forth in the Exhibit Index is incorporated herein by reference.
.

Page 10 of 12 Pages

CUSIP No. 096227301

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2010	QUANTUM INDUSTRIAL PARTNERS LDC
By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Attorney-in-Fact

QIH MANAGEMENT INVESTOR, L.P.

By:	QIH Management LLC,

its General Partner

By:	Soros Fund Management LLC,

its Managing Member

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Assistant General Counsel

QIH MANAGEMENT LLC

By:	Soros Fund Management LLC,

its Managing Member

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Assistant General Counsel

SOROS FUND MANAGEMENT LLC

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Assistant General Counsel

SFM DOMESTIC INVESTMENTS LLC

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Attorney-in-Fact

GEORGE SOROS

By:	/s/ Jodye Anzalotta
Name:	Jodye Anzalotta
Title:	Attorney-in-Fact

Page 11 of 12 Pages

CUSIP No. 096227301

EXHIBIT INDEX

Page No.
ZZZZ.	Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.	12

                                                                                                                         Page 12 of 12 Pages

CUSIP No. 096227301

EXHIBIT ZZZZ

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER, ROBERT SOROS and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 16th day of June 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of June 2009.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros